Exhibit 4.4

SHARE ACQUISITION AGREEMENT

THIS SHARE ACQUISITION AGREEMENT (this “Agreement”) is made and entered into on January 18, 2024 by and among:

1.	ZHU Liangkai (the “Seller”)

ID Card Number: ***

Address: ***

2.	Shenzhen Jiayuda Logistics Technology Co., Ltd. (“JYD”)

Unified Social Credit Code: 91440300349683318E

Address: Room 201, Building A, Qianwan Road 1, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen (Shenzhen Qianhai Commerce Secretariat Co., Ltd.)

3.	Jayud Global Logistics Limited (the “Listed Company”)

Address: Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

4.	Qingdao Oranda Supply Chain Management Co., Ltd. (the “Target Company”)

Unified Social Credit Code: 91370202MAD0JBKA3R

Address: 6th Floor, Shizheng Tower, No. 26 Yan’er Dao Road, Shinan District, Qingdao, Shandong

5.	Zhu Ke (the “Management Member” or the “Existing Shareholder”)

ID Card Number: ***

Address: ***

RECITALS

A.	The Target Company is a limited liability company duly organized and validly existing under the laws of China, whose legally registered address is at 6th Floor, Shizheng Tower, No. 26 Yan’er Dao Road, Shinan District, Qingdao, Shandong. As of the date of this Agreement, Zhu Liangkai holds 51% equity interest and Zhu Ke holds 49% equity interest of the Target Company.

B.	The Existing Shareholder and the Management Member of the Target Company are an industry expert with many years of experience in the logistics field and adequate business capability and customer resources.

C.	JYD and the Seller desire to enter into this Agreement to purchase and sell 51% equity interests of the Target Company in accordance with the terms and conditions set forth herein, aiming to achieve win-win cooperation in the logistics field.

In accordance with the Company Law (as hereinafter defined) and other relevant laws and regulations of the PRC, based on the principles of equality and mutual benefit, after amicable negotiation, the parties hereby agree as follows:

1	DEFINITIONS

In this Agreement, unless the context otherwise requires, the following terms shall have the meanings ascribed to them below:

Affiliate	means, with respect to a party, any enterprise, corporation, partnership, trust or other entity that directly or indirectly controls or is controlled by or is under direct or indirect common control with such party; for the purposes of this definition, “control” means the direct or indirect ownership of more than fifty percent (50%) of the registered capital, stock or voting power of such enterprise or entity. The Target Company shall not be deemed to be an Affiliate of any party for the purpose of this Agreement.

Articles	mean the articles of association of the Target Company, as amended and supplemented from time to time.

Board of Directors	means the board of directors of the Target Company.

Confidential Information	means materials or information in relation to the business, financial information, technology and know-how and trade secrets of any party or its Affiliates or the Target Company that is obtained from any party or its Affiliates, or from the Target Company or any third party during the discussion, consideration or implementation of this Agreement.

PRC	means the People’s Republic of China (including the Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), but only refers to the Mainland China for the purpose of this Agreement.

PRC GAAP	means the generally accepted accounting principles applicable in the PRC, as amended from time to time.

Representative	means, with respect to a party, a director, senior officer, employee, agent, service provider or professional adviser of a party or one of its Affiliates.

RMB	means Renminbi, the lawful currency of the PRC.

SAMR	means the State Administration for Market Regulation and its local branches (as applicable).

Shareholders	means the shareholders of the Target Company.

Company Law	The Company Law of the PRC, as amended or re-enacted from time to time.

2	SHARE ACQUISITION

2.1	Acquisition of the Target Company

In accordance with the Company Law and other relevant laws and regulations of the PRC, the Seller shall transfer 51% of the equity interest it holds in the Target Company (corresponding to the registered capital of RMB5.1 million) (the “Target Shares”) to JYD on the effective date of this Agreement (the “Share Acquisition”), and the Share Acquisition shall be deemed to have been closed as of the effective date of this Agreement. Upon the closing of Share Acquisition, JYD will become the shareholder of the Target Company and have the rights set forth in this Agreement and the Articles (including but not limited to receiving dividends from the Target Company in proportion to its shareholding).

The parties agree to execute the Articles of the Target Company and other ancillary agreements, resolutions and other documents necessary to be executed for the purpose of completing the Share Acquisition in accordance with this Agreement, within five (5) business days after the execution of this Agreement or other period agreed by JYD, and submit application documents for registration procedure relating to the Share Acquisition to the competent SAMR within ten (10) business days or other period agreed by JYD, which documents shall specify that the Seller will resign from the positions of legal representative, executive director, and manager of the Target Company and the Shareholders will nominate and appoint the candidates for such positions in accordance with this Agreement. Matters not covered by this Agreement shall be governed by and in accordance with the Articles. For any conflict or discrepancy between the provisions of the Articles and this Agreement or for any matters not specified in the Articles, this Agreement shall prevail.

2.2	Consideration of Share Acquisition

The parties agree that the consideration for the Share Acquisition (the “Aggregate Purchase Price”) shall be paid through a combination of ***cash and ***shares of the Listed Company (the “Listed Shares”).

The Aggregate Purchase Price shall be determined based on the average of annual net profits of the Target Company for the period from the date of the closing of the Share Acquisition to December 31, 2026 (the “Target Years”) (the “Target Annual Average Net Profit) as follows: (a) if the Target Annual Average Net Profit exceeds RMB***, the Aggregate Purchase Price shall be *** times of the corresponding amount of the Target Annual Average Net Profit distributable to JYD based on its shareholding percentage; (b) if the Target Annual Average Net Profit is above RMB*** but not higher than RMB***, the Aggregate Purchase Price shall be ***s of the corresponding amount of the Target Annual Average Net Profit distributable to JYD based on its shareholding percentage; (c) if the Target Annual Average Net Profit is lower than RMB***, JYD may elect to cancel the Share Acquisition and request the Seller to return all forms of paid purchase price, and shall not assume any losses and debts incurred by the Target Company or any other liabilities. The parties agree that, for the purpose of payment of the Aggregate Purchase Price within the Target Years, upon the confirmation of the net profit for the fiscal year of 2024, such annual net profit shall be deemed as the Target Annual Average Net Profit so as to initially determine the Aggregate Purchase Price in advance. After the confirmation of the net profit for the fiscal years of 2025 and 2026, the Target Annual Average Net Profit shall be recalculated based on the amount of the net profit of the Target Years of 2025 and 2026 separately and such recalculated result shall be deemed the Target Annual Average Net Profit so as to calculate the Aggregate Purchase Price (the Aggregate Purchase Price initially determined based on the net profits of 2024 and 2025, as applicable, shall be referred to as the “Provisional Aggregate Purchase Price”, and the Aggregate Purchase Price calculated based on all Target Years, the “Final Aggregate Purchase Price”). The Aggregate Purchase Price shall be paid as follows:

(a)	Cash Consideration: Upon the Provisional Aggregate Purchase Price has been calculated based on the financial data of 2024, JYD shall pay ***% of the cash portion of the Provisional Aggregate Purchase Price prior to September 31, 2025; upon the Provisional Aggregate Purchase Price has been calculated based on the financial data of 2025, JYD shall pay ***% of the cash portion of such Provisional Aggregate Purchase Price prior to September 31, 2026; upon the Final Aggregate Purchase Price has been calculated based on the financial data of all Target Years, JYD shall pay the remaining cash portion of the Final Aggregate Purchase Price prior to September 31, 2027. If the Target Annual Average Net Profit of any Target Year adjusted after the recalculation results in a decrease of the Provisional Aggregate Purchase Price or the Final Aggregate Purchase Price, causing the cash consideration actually paid by JYD exceeds the amount of the cash portion of the Aggregate Purchase Price, the Seller shall refund the difference in cash to JYD prior to September 31 of the year in which such recalculated Total Purchase Price decreases.

(b)	Listed Shares: Upon the expiration of the Target Years, the Listed Company shall grant the Listed Shares to the Seller. The number of the Listed Shares shall be determined by dividing the proportion of the Final Aggregate Purchase Price payable in the form of Listed Shares by the average closing price per share of the Listed Company during the 30 trading days prior to April 31, 2027 (the exchange rate shall be determined based on the RMB to US dollars central parity rate published by the Bank of China on the last working day prior to the such grant). The Listed Shares shall be subject to a lock-up period of three (3) years from the grant date and shall be released annually in three (3) instalments, in which ***%, ***% and ***% of the Listed Shares shall be released upon the first, second and third anniversary of such grant.

(c)	For the avoidance of doubt, all the financial data referenced in this Section shall be the audited data of the relevant financial period. Any taxes arising from the Share Acquisition shall be borne by the Seller in accordance with laws. The Seller may by himself or designate its Affiliate approved by the Listed Company to accept the Listed Shares, provided that the Seller (or such Affiliate, if applicable) shall comply with the relevant PRC foreign exchange laws and regulations relating to overseas investment, and complete the relevant approval procedures and execute relevant incentive share agreement in accordance with the Listed Company’s shares grant policy.

2.3	Limited Liability

The liability of a shareholder of the Target Company shall be limited to the amount of the registered capital subscribed by such shareholder, and no party shall jointly or severally have any other liability to the Target Company or any third party for any amount in excess of such amount of registered capital. The Shareholders shall share the profits in proportion to their capital contributions as set out in Section 4.1, and subject to the foregoing and other provisions as set forth in this Agreement, bear risks and losses.

3	PURPOSE AND BUSINESS SCOPE

3.1	Purpose

The purposes of the parties in jointly operating and managing the Target Company are to utilize each party’s respective advantages in business, management, operation, market channels and other aspects, and to conduct the business within the approved business scope to achieve good economic benefits and to receive satisfactory investment return for the parties.

3.2	Business Scope

The business scope of the Company includes: the general business items: supply chain management services; international freight forwarding; general cargo warehousing services (excluding projects requiring permits for hazardous chemicals); import and export of goods; import and export of technology; technical services, development, consulting, exchange, transfer and promotion; information consulting services (excluding licensed information consulting services); non-vessel operating common carrier services; international ship agency services; domestic ship agency services; ship sales; blockchain technology-related software and services; domestic trade agency services; trade brokerage; investment activities with its own funds; loading, unloading and carrying; transportation packaging services; internet sales (excluding sales of licensed goods); office supplies sales; internet data services; software development; information system integration services; wholesale of computer hardware and peripherals; graphic design; conference and exhibition services; labor services (excluding labor dispatch); marketing planning; data processing services. (Except for the items subject to approval in accordance with laws, the business activities shall be carried out independently with the business license in accordance with the law); the licensed business item: urban distribution transportation services (excluding hazardous goods). (The items requiring approvals in accordance with laws shall be conducted only after the approvals are obtained from the relevant authorities. The specific business items shall be subject to the approval documents or licenses of the relevant authorities.)

4	SHAREHOLDING ARRANGEMENT

4.1	Registered Capital and Shareholding Percentage

(a)	The registered capital of the Target Company shall be fully paid prior to the closing of the Share Acquisition.

(b)	After the closing of the Share Acquisition, the registered capital of the Target Company shall be RMB10 million, among which RMB5.1 million (fully paid) shall be subscribed by JYD, accounting for 51% of the Target Company’s total registered capital, and RMB4.9 million (fully paid) shall be subscribed by Zhu Ke, accounting for 49% of the Target Company’s total registered capital.

4.2	Shares Transfer and Guaranty

(a)	After the closing of the Share Acquisition, unless otherwise agreed in this Agreement or agreed upon by all the shareholders of the Target Company, the Existing Shareholder shall not transfer all or any part of his equity interests held by him in the Target Company, directly or indirectly, to any third party.

(b)	Any attempt by the Existing Shareholder to make any transfer in violation of this Section 4.2(a) shall be null and void. The Target Company agrees that such transfer shall be void and the transferee will not be deemed as a holder of any equity interest due to such transfer.

(c)	Without the consent of JYD, the Existing Shareholder shall not pledge or encumber, in any manner, any or all of the equity interests held by him, directly or indirectly, in the Target Company.

5	INTERNAL GOVERNANCE

5.1	Composition of the Board of Directors

(a)	The Board of Directors shall consist of three (3) directors, of which two (2) directors shall be appointed by JYD, and one (1) director shall be appointed by the Existing Shareholder. The term of office for the chairman of the Board of Directors shall be three (3) years. Each director may serve consecutive terms if reappointed.

(b)	A party may, at any time, remove and replace any director appointed by such party by sending a written notice to the Target Company.

5.2	Major Matters

The Board of Directors shall be responsible to the Shareholders. In addition to the powers and authorities set forth in the Company Law and the Articles, the following actions shall be submitted to the Board of Directors for review and approval before such actions are carried out:

(i)	review and approval of annual budget and business plan;

(ii)	review and approval of remuneration of the Management Member;

(iii)	review and approval of the commission policy of the Target Company;

(iv)	any action that terminates, suspends, or substantially changes the main business, or entry into new lines of business than the existing main business;

(v)	appointment, removal and replacement of the external auditor of the Target Company;

(vi)	review and approval of annual financial statements, or material change in the accounting and financial policies or the fiscal year of the Target Company;

(vii)	establishment of subsidiaries or acquisition of or investment in other entities;

(viii)	change of the organizational structure of the Target Company;

(ix)	approval of any agreement relating to borrowing, guarantee, and assurance by the Target Company;

(x)	any single capital expenditure exceeding RMB500,000;

(xi)	purchase, sale or disposal of any assets exceeding RMB500,000;

(xii)	approval of any contract by the Target Company with an transaction amount exceeding RMB500,000 outside the scope of the main business of the Target Company;

(xiii)	approval of or amendment to any contract between the Target Company and any of the parties hereto and/or any of its Affiliates and associated parties;

(xiv)	any other material action in connection with the rights and interests of the Target Company.

5.3	Chairman

One of the directors appointed by JYD shall serve as the chairman of the Board of Directors, who shall be responsible for convening and presiding over meetings of the Board of Directors and performing duties within the authority granted by the Shareholders.

5.4	Supervisor

The Target Company shall have one supervisor who shall be designated by JYD and appointed by the Shareholders of the Target Company, and shall exercise the powers and authorities set forth in the Company Law and the Articles.

6	RESPONSIBILITIES OF MANAGEMENT MEMBER AND RESTRICTIONS ON ACTIVITIES

6.1	Responsibilities of Management Member

(a)	JYD, as the controlling shareholder and the shareholder entitled to appoint the majority of directors, shall designate the Management Member as a senior officer and key employee of the Target Company. Within the duties of the Board of Directors and as authorized by the Board of Directors, the Management Member shall implement the resolutions of the Board of Directors and carry out the business operation and personnel management of the Target Company. The Management Member is responsible for reporting to the Board of Directors, including submitting and presenting monthly reports on the operational and financial status of the Target Company to the Board of Directors, to achieve the purposes and objectives of the Target Company.

(b)	During the existence of the Target Company, the Management Member shall devote his substantial working time and energy exclusively to the operation of the Target Company, use his best efforts to promote the development and benefit of the Target Company, not engage in any part-time jobs or invest in any other companies of the same or similar type of business as that of the Target Company, and strictly comply with the non-compete provisions under the Company Law and this Agreement applicable to directors and senior officers. The Management Member shall and shall cause the other employees of the Target Company to enter into labor contracts, confidentiality agreements, non-compete agreements and/or intellectual property assignment agreement with the Target Company in the forms approved by JYD.

6.2	No Concurrent Position, Competition and Solicitation

(a)	The Management Member shall not concurrently hold any position as a senior officer or employee of any other economic organization.

(b)	During the period when JYD is the shareholder of the Target Company, none of the Management Member and the employees (including senior officers) of the Target Company shall engage in or be employed by any business that directly or indirectly competes with the Target Company, or establish, acquire, operate, maintain or assist other companies, enterprises, branches or other economic entities which engage in such competing business whether directly or indirectly as an investor, partner, shareholder, director, agent, distributor, consultant or in any other capacity.

(c)	During the existence of the Target Company, the Management Member shall not, and shall cause his Affiliates not to, (i) initiate or discuss relevant future employment with any current or former director, officer or employee of JYD or the Target Company, (ii) employ or make offers to any current or former director, officer or employee of JYD or the Target Company, (iii) induce or attempt to induce any consultant, sales representative, supplier, client, user, customer or independent contractor of JYD or the Target Company to terminate or reduce its business with JYD or the Target Company.

6.3	Restricted Conducts

The directors and the senior officers shall not conduct any of the following acts:

(a)	acts in violation of the Articles or without the consent of the Shareholders or the Board of Directors by loaning the fund of the Target Company to others, misappropriating the fund of the Target Company, depositing the fund of the Target Company to open accounts in their own names or in the names of others, or providing security for others with the property of the Target Company;

(b)	acts in violation of the Articles or without the consent of the Board of Directors by entering into any contract or transaction with the Target Company;

(c)	without the consent of the Shareholders, seeking business opportunities of the Target Company for themselves or others by taking advantage of their positions, or operating similar business as that of the Target Company for which they work for themselves or others by taking advantage of their positions;

(d)	accepting commissions from transactions between others and the Target Company for personal gain;

(e)	disclosing the Target Company’s Confidential Information without permission; and

(f)	other acts in breach of their fiduciary duty to the Target Company.

Any gains acquired by any director or senior officer in violation of the provisions of the preceding paragraph shall belong to the Target Company.

7	FINANCE, AUDIT AND PROFIT DISTRIBUTION

7.1	Accounting System and Internal Control System

(a)	The Target Company shall: (i) adopt the accrual accounting and double-entry bookkeeping rules commonly used internationally in accordance with the relevant laws and regulations of the PRC; (ii) submit the accounting system and procedures of the Target Company to the Board of Directors for approval; (iii) prepare complete, accurate and applicable financial and accounting books and records in accordance with the Accounting Standards for Business Enterprises; (iv) as a subsidiary of the Listed Company, prepare true, accurate and complete financial statements in accordance with the relevant laws and regulations of the PRC; (v) record and keep all accounting records, vouchers and books, and provide copies thereof to shareholders promptly upon request.

(b)	The Target Company shall establish and implement the financial system (including account establishment) and effective internal control system of the Target Company in accordance with the standards of the subsidiaries of the Listed Company.

(c)	The Target Company shall not use false, exaggerated, forged, anonymous, unrecorded or other fraudulent accounts, transfers, records, reports, documents or bookkeeping entries.

7.2	Auditing

The Target Company shall participate in and cooperate with the annual financial audit and review of the Listed Company, and make corresponding adjustments pursuant to the auditing requirements. The audited annual accounts shall be submitted to each shareholder together with the auditor’s audit report. JYD may have its the auditing department to audit the accounts, procedures and internal control system of the Target Company. The Target Company shall provide its books and records, necessary office premises and facilities and relevant financial personnel so that the audit can be conducted effectively.

7.3	Profit Distribution

The parties agree that the profits of the Target Company, after deduction of the statutory distribution amount, shall be used by the Target Company for reinvestment or other purposes beneficial to the business and operation of the Target Company or distributed to each shareholder in proportion to the shares held by each shareholder as dividends in accordance with the resolutions of the Shareholders.

8	REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties

The Target Company, the Seller and the Existing Shareholder (collectively, the “Warrantors”) shall jointly and severally represent and warrant to JYD as follows and ensure that each of the following representations and warranties is true, complete and accurate:

(a)	the Target Company is a limited liability company legally established and validly existing. The registered capital of the Target Company is fully paid, which is in compliance with the requirements of the laws of the PRC, and there has not been any failure, delay in contribution, false registration or capital withdrawal. The Warrantors have full civil capacity for civil acts and civil rights to execute this Agreement and perform their obligations hereunder. This Agreement will be legally binding upon the Warrantors upon execution.

(b)	the shareholding structure of the Target Company as set forth in the Articles and any amendment thereto registered and filed with the SAMR is fully consistent with the records of the Articles and any amendment thereto provided by the Target Company to JYD, and truly, completely and accurately reflect the shareholding structure of the Target Company, with no false capital contribution. The Target Company has never, in any form, promised or issued to any person any interest, shares, bonds, warrants, options of the same or similar nature other than the aforesaid shareholders’ equity. The Seller has full and complete ownership of the Target Shares, without any nominee holding, trust or other relevant arrangements. There is no pledge, mortgage or other security interest or encumbrance of any kind or any other third-party rights; and there is no existing or reasonable potential legal dispute or controversies relating to the Target Shares.

(c)	since the date of its establishment, the Target Company has been continuously conducting its business in compliance and has obtained all approvals necessary from relevant governmental authorities and third parties for the operation of its business. The Target Company has complied with relevant laws and regulations applicable to its business conducts or operation. There is no event, situation or circumstance occurred which could reasonably be expected to constitute or directly or indirectly result in violations of the aforementioned legal provisions.

(d)	all financial accounts (including transfer accounts) of the Target Company have been prepared in accordance with the laws of the PRC or the place of its establishment, and truly, completely and accurately reflect its financial conditions and operation conditions as of the relevant account date. The financial records and materials of the Target Company are in full compliance with the requirements of the laws of the PRC and conform to the PRC GAAP. All documents, including books, records of equity changes, financial statements and all other records of the Target Company, have been kept in accordance with the requirements of the laws of the PRC and customary commercial practices and are completely in the possession of the Target Company. All major transactions relating to the business of the Target Company are accurately and regularly recorded. There are no off-balance-sheet cash sales revenues, off-balance-sheet liabilities, occupation of the funds of the Target Company by shareholders or Affiliates of the Target Company, material internal control weakness or other problems in respect of the Target Company. The financial statements provided by the Target Company to JYD truly, completely and accurately reflect the operation and financial conditions of the Target Company for the relevant period or as of the relevant reference date. As from the cut-off date of such financial statements: (1) there has not been any event triggering the early maturity of any debts of the Target Company; (2) except for the daily operation activities and normal damages of the Target Company, none of the properties of the Target Company has been disposed of or out of the control of the Target Company, and the Target Company has not executed any documents to cause the Target Company to incur non-daily financial expenditures and there is no such liability arising. In particular, the Target Company has no other material liabilities that are not reflected in the financial statements provided to JYD, except for liabilities arising after the date of expiration of such financial statements and in the normal course of business of the Target Company. The Target Company has never provided guarantee security for other persons or created any mortgage, pledge or other security right on its property. There are no related-party transactions between the Target Company and any of the existing shareholders, directors, senior officers of the Target Company or the Affiliates thereof.

(e)	the Target Company has completed all applicable tax registration procedures as required by laws, and has paid all due taxes (including the taxes required to be withheld and paid by the Target Company in accordance with applicable laws) and are not required to pay any penalty, surcharge, fine or interest in connection with such taxes. The Target Company has not violated any tax laws or regulations nor has it been involved in any dispute or litigation relevant to the taxes. The Target Company has submitted the required information to any requesting tax authorities, and there are no disputes between the Target Company and the tax authorities in which the tax liabilities or potential tax liabilities or tax benefits of the Target Company are involved. The Target Company maintains the possession of financial information used for normal recording and payment of taxes.

(f)	the Target Company lawfully possesses the ownership, interests and rights in and to the assets, personnel and intellectual property necessary for engaging in its main business, without any conflicts or infringements on the rights of any other party and any encumbrance. The Target Company has not received any written notice alleging that it has infringed or will infringe any rights of any other party. There is no pending charge or legal proceeding by any third party claiming that the Target Company is infringing or hindering any rights of such third party, nor are there any such charge or proceeding initiated against the Target Company.

(g)	the Target Company has provided JYD with copies of all material agreements or contracts of the Target Company that are currently effective upon JYD’s request. All material agreements or contracts of the Target Company that are currently effective are legally-valid and enforceable, and all material agreements or contracts that are currently effective have been duly performed. There is no material breach by the Target Company or any of the other parties to any of these agreements or contracts.

(h)	all activities (including but not limited to business operation, product sale, foreign exchange transaction, import and export trade) of the Target Company are in compliance with applicable laws in effect and the requirements of the relevant governmental authorities, and there is no violation of any applicable law which would have a material adverse effect on the Target Company. There is no violation of applicable laws by any Warrantor which has or will have a material adverse effect on the Target Company.

(i)	the Target Company employment of its employees comply with applicable labor-related laws in material respects. There is no pending or known labor disputes or controversies between the Target Company and its current or former employees.

(j)	except as disclosed by the Warrantors to JYD in writing, none of the Existing Shareholder, director(s), supervisor(s), senior officers and key employees of the Target Company has directly or indirectly engaged in business activities in any company, enterprise, partnership or other entity other than the Target Company as an employee (full-time and/or part-time), consultant or director, or have directly or indirectly established or invested in any company, entity or business other than the Target Company in any form. If any of such circumstances exists, there is no equity relationship in any form, any related-party transaction not based on fair market value or not based on reasonable commercial purpose or having material adverse effect on the Target Company, any benefit transfer in any form, between the Target Company and such entity that the Shareholders, director(s), supervisor(s), senior officers and key employees hold shares of or work for or hold positions in. Such shareholding or employment complies with applicable laws without any illegal purpose.

(k)	all the documents, materials and information, oral or written, provided by the Target Company and the Warrantors to JYD in connection with the Share Acquisition are true, accurate and have no omission and are not misleading. There is no material fact relating to the Target Company that has not been disclosed to JYD, if the disclosure of such material fact will affect JYD’s decision to proceed with the Share Acquisition based on the reasonable estimate of JYD. The Target Company has not entered into or concluded any legal document with the Existing Shareholder independently on equity interest or shareholders’ rights in the Target Company, and there is no legal document between the Warrantors or between any Warrantor and any third party on equity interest or shareholders’ rights in the Target Company.

(l)	there are no circumstances of any civil, criminal, or administrative actions, penalty, arbitration or other proceedings, disputes or claims, whether completed, pending or foreseeable, which may have adverse effect on the Target Company or adversely affect the formation, validity and enforceability of this Agreement and the transactions hereunder.

9	CONFIDENTIALITY

9.1	Confidentiality Obligation

Each party shall, and shall cause its representatives to: (i) keep the Confidential Information concerning the other parties and/or their Affiliates and/or the Target Company strictly confidential; (ii) not disclose such Confidential Information to any other person; (iii) not use the Confidential Information concerning the other parties and/or their Affiliates and/or the Target Company for any purposes other than this Agreement, unless otherwise provided in this Agreement.

9.2	Exceptions

The confidentiality obligations set forth in in this Agreement shall not apply in the following circumstances: (i) the disclosing party or any of its Affiliates has approved in writing for such disclosure or use; (ii) such Confidential Information is or will be available to the public, provided that the availability of such Confidential Information to the public shall not be resulted from a breach of any confidentiality obligation by any party hereto or its representatives; (iii) such Confidential Information has been in the proper and lawful possession of the other parties prior to the disclosure made under this Agreement; (iv) such Confidential Information has been rightfully and lawfully received by a party from a third party with the right to disclose and such party is not subject to any other confidentiality obligations; or (v) is compelled to be disclosed pursuant to applicable laws or regulations, judicial or administrative orders or relevant listing rules.

9.3	Confidentiality Obligations of Representatives

Each party shall limit access to the Confidential Information to its Representatives, who have accepted in writing the confidentiality obligations no less stringent than those set forth in this Agreement and shall use their best efforts to cause such representatives to comply with such confidentiality obligations and shall assume joint liabilities for such representatives.

9.4	Return of Confidential Information

Upon termination of this Agreement, each party shall, and shall cause its Representatives to, immediately return or destroy any and all materials containing Confidential Information relating to the disclosing party or its Affiliates, including any records, analyses or memoranda prepared by such party and all copies thereof.

10	TERM

10.1	Term of this Agreement

The term of this Agreement shall commence from the execution hereof by the parties and expire upon the expiration of the operation term of the Target Company, or the dissolution of the Target Company (if this Agreement is early terminated), or any party’s cessation to hold any equity interest in the Target Company for any reason.

10.2	Survival

The provisions of Sections 6.2, 9, 11, 12.2, 13 and 14 shall survive the termination of this Agreement.

11	BREACH AND INDEMNIFICATION

11.1	Breach

(a)	A party (the “Breaching Party”) shall be deemed to be in breach of this Agreement if:

(i)	it fails to perform any of its material obligations under this Agreement; or

(ii)	any representation or warranty made by such party in this Agreement is materially untrue;

(b)	In the event of a breach of this Agreement as specified in paragraph (a) above, the non-breaching party (the “Non-breaching Party”) may:

(i)	give written notice to the Breaching Party that it has breached this Agreement; and if such breach is capable of being cured,

(ii)	require that such breach be cured within a reasonable period of time, which shall not exceed ninety (90) days.

11.2	Liability for Breach

(a)	If the breach is not cured within the specified grace period or is not capable of being cured, the Non-breaching party may require the early dissolution of the Target Company.

(b)	In the event of a breach of this Agreement, the Breaching Party shall be liable to the Non-breaching Party for all damages incurred as a result of such breach.

12	DISSOLUTION, LIQUIDATION AND COMPENSATION FOR LOSSES

12.1	Dissolution and Liquidation

In the event that the Shareholders approves an early dissolution of the Target Company or the operation term of the Target Company expires, the Shareholders shall establish a liquidation committee to liquidate the Target Company. The liquidation committee shall be composed of all Shareholders of the Target Company. The liquidation committee shall perform its duties in accordance with applicable laws.

12.2	Compensation

(a)	If the Target Company undergoes liquidation, after the Target Company has paid all liquidation costs, employee salaries, social insurance premium, outstanding taxes and debts of the Target Company in accordance with applicable laws, the parties agree that, unless otherwise provided in this Agreement, the remaining assets or losses of the Target Company shall be distributed to or borne by each shareholder in proportion to their shareholding.

(b)	Notwithstanding anything to the contrary under this Agreement, the parties agree that, all debts (including, without limitation, contingent liabilities) of the Target Company existing prior to the Share Acquisition and any losses suffered by the Target Company due to any violation of laws and regulations prior to the Share Acquisition shall be borne by the Existing Shareholder, and JYD shall not be liable for such debts or losses and shall have the right to request the Existing Shareholder to indemnify it for the losses suffered by it due to such circumstances.

(c)	If: (a) the Target Company’s average performance in any Target Year or the annual average performance of the Target Years fails to meet the business objectives required by JYD (i.e. the net profit in any Target Year or the Target Annual Average Net Profit is lower than RMB5 million); (b) the Management Member early terminates the employment relationship with the Target Company during the Target Years; or (c) any person materially breaches the representations, warranties and covenants under this Agreement, JYD shall have the right to cancel the Share Acquisition, transfer the equity interest in the Target Company back to the Seller and request the Seller to return all the Purchase Price paid by JYD previously, and shall not be liable for any debts, losses, or other liabilities of the Target Company.

13	GOVERNING LAW AND DISPUTE RESOLUTION

13.1	Governing Law

The validity, interpretation, performance of this Agreement and the disputes resolution hereunder shall be governed by the laws of the PRC.

13.2	Dispute Resolution

The parties shall endeavor to settle any dispute arising from or in connection with this Agreement through amicable negotiation. If the parties fail to resolve the dispute through amicable negotiation, either party shall have the right to submit such dispute to Shenzhen International Arbitration Center for arbitration in accordance with its arbitration rules in effect. The arbitration award shall be final and binding on all parties.

14	EFFECTIVENESS, AMENDMENT AND MISCELLANEOUS

14.1	Entire Agreement

This Agreement constitutes the entire agreement among the parties and supersedes any prior contract, agreement or understanding among the parties in connection with the Share Acquisition and/or the Target Company. If required for registration procedure with the SAMR, tax filing and other governmental registration procedures in connection with the Share Acquisition, JYD and the Seller may enter into a simplified version of this Agreement for completion of the above-mentioned procedures. In the event of any inconsistency between such simplified version of this Agreement and this Agreement, the provisions of this Agreement shall prevail.

14.2	Amendment

The parties may amend this Agreement only by a written instrument signed by each party.

14.3	Waiver

Subject to any statutory limitations applicable to the realization of rights under this Agreement, failure or delay by any party in exercising any right, power or privilege under this Agreement or any other agreement relating to this Agreement shall not be construed as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any further future exercise thereof.

14.4	Severability

If any provision of this Agreement is found to be illegal, contrary to public policy, or otherwise unenforceable, such provision shall be deleted from this Agreement, so that the remainder of this Agreement shall be legal, valid and enforceable. The deleted provision shall be replaced by new valid provisions agreed upon by the parties which shall, to the greatest extent, have the same economic and commercial purpose as such deleted provision intended to achieve.

14.5	Public Announcements

Without the written consent of the other parties, no party shall make any declaration, announcement or disclosure to the public with respect to (i) this Agreement or any terms hereunder, (ii) the relationship among the parties, or (iii) the business of the Target Company, provided however that in the event that a party or its Affiliate is required by laws, regulations or listing rules to make a public declaration, announcement or disclosure, it may make such necessary public declaration, announcement or disclosure.

14.6	Expenses

Unless otherwise provided in this Agreement, each party shall be responsible for and shall pay all of its own costs and expenses incurred in connection with this Agreement, including, without limitation, attorney’s fee and accountant’s fees. However, the costs relating to the establishment and operation of the Target Company shall be borne by the Target Company.

14.7	Effectiveness

This Agreement shall come into effect upon execution by the parties. This Agreement constitutes the entire agreement between the parties and supersedes all previous agreements, arrangements or understandings between the parties relating to the subject matter hereof.

14.8	Matters not Covered

All matters relating to, but not covered by this Agreement shall be determined by the parties through amicable negotiations as and when necessary.

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IN WITNESS WHEREOF, the parties hereto have duly executed this SHARE ACQUISITION AGREEMENT as of the date first above written.

Qingdao Oranda Supply Chain Management Co., Ltd. (Seal)

Name:	GENG Xiaogang
Title:	Legal Representative

Signature Page to Share Acquisition Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this SHARE ACQUISITION AGREEMENT as of the date first above written.

Jayud Global Logistics Limited

Name:	GENG Xiaogang
Title:	Director

Signature Page to Share Acquisition Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this SHARE ACQUISITION AGREEMENT as of the date first above written.

Qingdao Oranda Supply Chain Management Co., Ltd. (Seal)

Name:	ZHU Liangkai
Title:	Legal Representative

Signature Page to Share Acquisition Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this SHARE ACQUISITION AGREEMENT as of the date first above written.

Name:	ZHU Liangkai (Signature)
ID Card Number:	***

Signature Page to Share Acquisition Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this SHARE ACQUISITION AGREEMENT as of the date first above written.

Name:	ZHU Ke (Signature)
ID Card Number:	***

Signature Page to Share Acquisition Agreement